November 23, 2015

VIA EDGAR TRANSMISSION

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Bentzinger:

On November 6, 2015, AdvisorOne Funds (the “Registrant”), on behalf of its series, the Horizon Active Risk Assist® Fund, Horizon Active Asset Allocation Fund, and Horizon Active Income Fund (the “Funds”), filed a proxy statement on Schedule 14A (the “Proxy”) for the purpose of solicit shareholder approval of a proposed Agreement and Plan of Reorganization and Termination (the “Plan of Reorganization”) pursuant to which each Fund would reorganize into separate series of Horizon Funds. In a telephone conversation on November 13, 2015, you provided comments to the Proxy. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms not defined herein have the meaning ascribed to them in the Proxy.

Prospectus:

Comment 1. In the last paragraph of the shareholder letter, and in the first paragraph following the bolded: “YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN”, please also inform shareholders that they may vote online at www.proxyonline.com, by telephone at the number provided on the proxy card, or in-person.

Response. The requested revision has been made.

Comment 2. In the second paragraph following the bolded: “YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN”, please delete the first sentence as it provides the same information as the sentence that follows and is redundant.

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Response. The requested revision has been made.

Comment 3. In the second paragraph following the bolded: “YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN”, please reconcile the following, “Any proposal submitted to a vote at the Special Meeting of Shareholders by anyone other than the officers or trustees of AdvisorOne may be voted only in person or by written proxy.” with the information provided on page 1 which suggest that shareholders may also vote such proposals online.

Response. Registrant has revised the disclosure following the bolded disclosure to note that shareholders may also vote such proposals online.

Comment 4. The second paragraph on page 2 under the heading “Summary of the Reorganization Proposal” describes the classes of shares offered. Please reconcile this disclosure with the Plan of Reorganization which states that the Funds offer Class C shares.

Response. Class A, Class I and Class N shares of each Fund are offered by the Registrant and will be offered by Horizon Funds. No Class C shares of the Horizon Active Income Fund and the Horizon Active Risk Assist® Fund were ever registered. Registration of Class C shares of the Horizon Active Asset Allocation Fund was initiated, but such shares were never offered for sale and no current prospectus exists for Class C shares of the Fund. Horizon Funds does not intend of offer Class C shares of the Funds. Accordingly, the Plan of Reorganization has been revised to remove references to Class C shares for all Funds.

Comment 5. The April 1, 2015 Old Fund prospectus for Horizon Active Risk Assist® Fund only references Class N shares. Please reconcile this with Proxy disclosure which notes that Class A, Class I and Class N shares are available. Additionally, please confirm that the Old Fund and New Fund will offer the same share classes.

Response. Registrant filed an amendment to its registration statement on August 11, 2015. Class A and Class N shares of the Horizon Active Risk Assist® Fund are offered in the August 11, 2015 prospectus. As disclosed in the prospectus and Statement of Additional Information each dated August 11, 2015, Registrant has registered Class A, Class I and Class N shares of the Horizon Active Risk Assist® Fund, but at this time only Class A and Class N shares are available for sale. Registrant has reviewed and revised the Proxy disclosure to provide clarity to this point.

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Registrant has confirmed with Horizon Funds that it will complete the registration of Class A, Class I and Class N shares. Horizon Funds will offer all three share classes for sale at the time of the New Fund launch.

Comment 6. The second sentence in the first paragraph under the heading “Reasons for The Proposed Reorganization” provides in relevant part, that the Reorganization will provide “greater opportunity for asset growth and allow for certain efficiencies through a shared Adviser and trust level management team.” Please explain how the Reorganization will provide greater opportunities for asset growth. Additionally, please explain what “shared Adviser and trust level management team” means and how it is that the Old Funds do not have this.

Response. The disclosure has been revised as follows:

In discussing the potential benefits of the Reorganization with the Funds’ Board of Trustees, the Adviser represented to the Board that the New Funds will have greater opportunity for asset growth because the Adviser believes that having the New Funds in a stand-alone trust, as opposed to being a member of a series trust sponsored by another adviser, will enhance the Advisor’s efforts to grow the New Funds by, among other things, allowing for marketing of Horizon Funds and entering into distribution agreement relationships as a single fund family with a sole sponsor and a shared philosophy. Additionally, following the Reorganization, there will exist a “ ~~and will allow for certain efficiencies through a~~ shared Adviser and trust level management team” because several members of the Adviser’s management team, including the Adviser’s President and Chief Compliance Officer, will serve as officers of the New Funds. Currently, the officers of the Old Funds consist primarily of representatives of the Old Funds’ service providers, none of which are affiliated with the Adviser. The Adviser believes that this shared management team will allow for greater efficiencies, productivity and communication with respect to the New Fund’s marketing and distribution efforts.

Comment 7. Under the heading “Summary of the Reorganization Plan” on page 3 of the Proxy, it is noted that the “summary is qualified in its entirety by reference to the” Plan of Reorganization. We note that the summary must be accurate and complete, and cannot be qualified by reference to the Plan of Reorganization. Please confirm that the summary provided in the Proxy is complete on its own, and remove references to any limiting qualifications.

Response. The Registrant so confirms and the requested revision has been made.

Comment 8. In the “Summary of the Reorganization” section under “Other Provisions,” the Proxy notes that the Plan of Reorganization “may be terminated and the Reorganization abandoned at any time prior to the Closing Date, before or after approval by the shareholders of the Old Funds, by the Board of Trustees of

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AdvisorOne.” Please reconcile this statement with the termination provision in the Plan of Reorganization which states that the Old Funds or New Funds can terminate the Plan of Reorganization by mutual agreement or by specified circumstances such as material breach.

Response. The disclosure has been revised to reflect the terms of the termination provisions in the Plan of Reorganization.

Comment 9. Please explain supplementally when shareholders will be provided with the prospectus for the New Funds.

Response. Registrant has confirmed with Horizon Funds that the New Funds’ prospectus will be mailed to shareholders promptly following the Reorganization, which is expected to occur on February 5, 2016.

Comment 10. The pro forma expenses shown in the Proxy do not match those reflected in the pending prospectus for the New Funds. Please confirm supplementally that the pro forma “Remaining Other Expenses” have changed from those reflected in the pending prospectus for New Funds filed with the SEC on July 1, 2015. Additionally, please confirm that the pro forma Expense Examples in the New Funds prospectus will be updated to reflect those shown in the Proxy.

Response. Registrant has confirmed with Horizon Funds that (i) Horizon Funds acknowledges that the pro forma “Remaining Other Expenses” have changed from those reflected in the pending prospectus for New Funds filed with the SEC on July 1, 2015, (ii) the “Remaining Other Expenses” listed in the Proxy Statement accurately reflect Horizon Funds’ estimates for the New Funds, and (iii) the “Remaining Other Expenses” set forth in the New Funds’ prospectus will be updated to reflect the fees and example numbers shown in the pro forma fee table in Horizon Fund’s next amendment to its registration statement.

Comment 11. Please confirm supplementally that the New Funds registration statement will be effective before the Closing.

Response. Registrant has confirmed with Horizon Funds that the New Funds registration statement will be effective prior to Closing.

Comment 12. The Expense Example Numbers for the Horizon Active Income Fund on page 8 of the Proxy show 10 year expenses for Old Fund Class I of $1,597 and Old Fund Class N of $1,874. The current prospectus for the Fund reflects 10 year example numbers of $1,596 and $1,873, respectively. Please correct the apparent discrepancy.

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Response. The Old Fund Class I and Class N 10 year expense example numbers have been corrected to reflect those shown in the current prospectus.

Comment 13. For each Fund, please disclose that the Expense Example Numbers take into account the expense limitation for the period of the limitation.

Response. Registrant notes that such additional disclosure is not permitted by Instruction 4(a) to Item 3 of Form N-1A, as referenced by Item 22(3)(iv) of Schedule 14A. Registrant has added the following disclosure to the second paragraph of the “Fees and Expenses” section on page 5, immediately preceding the fee tables:

The Example numbers shown in the tables below reflect the impact of expense limitation agreements, as described in detail below, for the period of the respective agreement.

Comment 14. In the section “Management Of The Funds” please disclose that Horizon Investments will continue to serve as Adviser to each New Fund.

Response. The following disclosure has been added:

Horizon Investments will serve as adviser to each New Fund.

Comment 15. Reference is made to a “shareholder servicing plan” for Class A and Class N shares of the Funds on page 11 of the Proxy, but no shareholder servicing fee is reflected in the Class A shares fee tables. Please reconcile this apparent inconsistency or update the fee table and footnote to reflect this fee.

Response. Class A shares of the Old Funds have adopted an “Amended and Restated Distribution and Shareholder Servicing Plan Pursuant to Rule 12b-1” pursuant to which the Funds may pay the distributor a combined shareholder servicing and distribution fee at the rate of 0.25% on an annualized basis of the average net assets attributable to Class A Shares of the Fund. That fee is reflected in the “Distribution and/or Service (12b-1) Fee line of the fee table. Class N shares of the Funds have adopted a “Shareholder Services Plan” pursuant to which the Funds may pay for administrative support services, not primarily intended to result in the sale of shares of the Fund at an annual rate of 0.25% of the average daily net assets of the Fund. That fee is reflected in the “Shareholder Servicing Expenses” line under “Other Expenses.” The disclosure on page 11 of the Proxy has been updated to provide additional clarity to this point.

Comment 16. The pending New Funds prospectus for the Horizon Active Income Fund and the Horizon Active Risk Assist® Fund reflect the imposition of a 0.25% shareholder

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servicing fee for Class A shares. The pro forma fee tables for these New Funds do not reflect such a fee. Please reconcile the apparent contradiction.

Response. Registrant has confirmed with Horizon Funds that the pro forma fee tables shown in the Proxy accurately reflect the fees to be charged by the New Funds and the 0.25% shareholder servicing fee for Class A shares reflected in the New Funds’ prospectus is incorrect. Registrant has further confirmed that Horizon Funds will update the fee tables in the New Funds’ prospectus accordingly.

Comment 17. The April 1, 2015 Old Fund prospectuses for the Horizon Active Risk Assist® Fund reflects an expiration date for the expense limitation agreement of December 31, 2016. The Proxy notes an expiration of March 31, 2016. Please reconcile this apparent discrepancy.

Response. The current prospectus for the Fund, dated August 11, 2015, notes the agreement expires on March 31, 2016. The disclosure as shown in the Proxy is consistent with the current prospectus.

Comment 18. Please disclose that copies of the New Funds’ prospectuses and SAIs may be requested at no cost from Horizon Funds.

Response. The last sentence of the “Portfolio Management Team” disclosure on page 10 of the proxy has been revised as follows:

“…compensation information and other accounts managed, is included in the Prospectus and Statement of Additional Information for each New Fund which may be requested at no cost by calling Horizon at 1-855-754-7932.”

Comment 19. Under the heading “Share Classes” on page 10 in the “Comparison of Share Classes and Fees” section, please disclose that Class A shares are also subject to 12b-1 fees and, if applicable, shareholder servicing fees.

Response. Registrant has revised the disclosure as follows:

Class A shares are offered at their public offering price, which is its Net Asset Value plus the applicable sales charge and 12b-1 fees.

Comment 20. Under the heading “Share Classes” on page 10 in the “Comparison of Share Classes and Fees” section, please disclose that Class N shares are offered without any sales charge.

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Response. Registrant has revised the disclosure as follows:

Class N shares are offered only through financial intermediaries that have been approved by the Fund ~~and~~; they are offered without any sales charge and are not subject to any 12b-1 fees, but may be subject to shareholder servicing fees as described herein.

Comment 21. In the parenthetical in the third line of the second paragraph under the heading “Comparative Information On Shareholder Services” on page 16 of the Proxy, please remove “or less applicable contingent deferred sales charges” to avoid shareholder confusion.

Response. The requested change has been made.

Comment 22. On page 19 of the Proxy under the heading “Administrator, Fund Accounting and Transfer Agency Services” please provide the address for U.S. Bancorp Fund Service, LLC. Please see Item 22(a)(3)(i) of Schedule 14A.

Response. The requested disclosure has been added.

Comment 23. In the Security Ownership table, please also provide the address of each shareholder listed. See Item 6(d) of Schedule 14A; Item 403 of Reg S-K.

Response. The requested disclosure has been added.

Comment 24. Please add a statement noting what documents are incorporated by reference to the Proxy. See Note D1 to Schedule 14A.

Response. The requested disclosure has been added.

Comment 25. Please add an undertaking to provide a copy of the Fund’s prospectus at no charge if requested. See Note D2 to Schedule 14A.

Response. The following disclosure on page 2 of the Proxy has been revised as follows:

A copy of the Old Funds’ prospectus, Statement of Additional Information, and most recent annual report and semi-annual report, including financial statements and schedules, is available at no charge by calling Old Funds at 1-855-754-7932.

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* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP